UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

CUMULUS MEDIA, INC.

(Name of Issuer)

Common A Common Stock, par value $.01 per share

(Title of Class of Securities)

231082108

(CUSIP Number)

J. Travis Hain

Ridgemont Partners Management LLC

150 North College Street, Suite 2500

Charlotte, North Carolina 28202

(704) 944-0914

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A

CUSIP No. 231082108	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS: BA Capital Company, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 1,750,848
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,750,848
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,750,848
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

13D/A

CUSIP No. 231082108	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS: RE SBIC Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,750,848
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,750,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,750,848
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

13D/A

CUSIP No. 231082108	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS: RE Equity Management, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,750,848
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,750,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,750,848
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

13D/A

CUSIP No. 231082108	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS: RE Equity Management GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,750,848
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,750,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,750,848
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

13D/A

CUSIP No. 231082108	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS: Banc of America Capital Investors SBIC, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 5,781,484
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 5,781,484
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,781,484
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

13D/A

CUSIP No. 231082108	Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS: Ridgemont Capital Management SBIC, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,781,484
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,781,484
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,781,484
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

13D/A

CUSIP No. 231082108	Page 8 of 10 Pages

1	NAME OF REPORTING PERSONS: Ridgemont Capital Management, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,781,484
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,781,484
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,781,484
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

13D/A

CUSIP No. 231082108	Page 9 of 10 Pages

1	NAME OF REPORTING PERSONS: REP I GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,781,484
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,781,484
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,781,484
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

13D/A

CUSIP No. 231082108	Page 10 of 10 Pages

1	NAME OF REPORTING PERSONS: J. Travis Hain I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,532,332
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,532,332
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,532,332
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

EXPLANATORY NOTE: This Amendment No. 12 (“Amendment No. 12”) amends the statement on Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission on July 7, 1998, as amended by Amendment No. 1 filed on December 3, 1999, Amendment No. 2 filed on February 4, 2002, Amendment No. 3 filed on April 3, 2002, Amendment No. 4 filed on March 27, 2003, Amendment No. 5 filed on February 8, 2006, Amendment No. 6 filed on May 18, 2006, Amendment No. 7 filed on June 29, 2006, Amendment No. 8 filed on December 27, 2006, Amendment No. 9 filed on June 15, 2007, Amendment No. 10 filed on July 27, 2007 and Amendment No. 11 filed on February 2, 2011.

This Amendment No. 12 is being filed to report the execution of a stockholders agreement (the “Stockholders Agreement”) by each of BA Capital Company, L.P., a Delaware limited partnership (“BA Capital”) and Banc of America Capital Investors SBIC, L.P., a Delaware limited partnership (“BACI”), with Cumulus Media Inc. (the “Company”), Blackstone FC Communications Partners L.P. (“Blackstone”), Lewis W. Dickey Jr., John W. Dickey, David W. Dickey, Michel W. Dickey, Lewis W. Dickey, Sr. and DBBC, L.L.C. (collectively, the “Dickeys”), Crestview Radio Investors, LLC (“Crestview”), MIHI LLC (“Macquarie”), UBS Securities LLC (“UBS”), and certain other future parties thereto, as further described in Item 6 herein. The Stockholders Agreement was entered into in connection with the completion of the Company’s acquisition of Citadel Broadcasting Corporation (“Citadel”) and the related sale of $475.0 million in shares of the Company’s common stock, preferred stock and warrants to purchase common stock to certain investors (the “Equity Investment”) in a private placement exempt from the registration requirements under the Securities Act of 1933, and the termination of certain existing voting and shareholder agreements in connection therewith. Except as provided herein, this Amendment No. 12 does not modify any of the information previously reported on either such Schedule 13D or any amendment thereto.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 12 relates to the Class A Common Stock of the Company, 3280 Peachtree Road, N.W., Suite 2300, Atlanta, Georgia 30305.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and supplemented by replacing the last paragraph with the following:

As a result of the December 2008 exchange offer, BA Capital received options to purchase 11,782 shares of Class A Common Stock, 5,891 of which are currently exercisable, and 3,334 restricted shares of Class A Common Stock. In addition, Robert H. Sheridan, III, who serves as a member of the Company’s board of directors and is a partner in RE Equity Management GP, received options to purchase 40,493 shares of Class A Common Stock, 20,247 of which are currently exercisable, and 10,258 restricted shares of Class A Common Stock. No additional consideration was paid by BA Capital or Mr. Sheridan to the Company for the securities issued in the exchange offer.

In addition, on each of May 23, 2008, May 14, 2009, May 5, 2010, May 14, 2011, Mr. Sheridan was awarded 6,000 restricted shares of Class A Common Stock. These restricted shares were received in consideration of Mr. Sheridan’s service on the Company’s board of directors. Mr. Sheridan serves on the board of directors of the Company as a designee of BA Capital. Pursuant to the policies of BA Capital and its affiliates, Mr. Sheridan is deemed to hold the options and restricted shares described above for the benefit of BA Capital. BA Capital may be deemed the indirect beneficial owner of such shares, and they are included in the shares reported as beneficially owned by BA Capital.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)(i) This Amendment No. 12 relates to 7,532,332 shares of the Company’s Class A Common Stock, representing approximately 6.0% of the Company’s outstanding shares of Class A Common Stock and 5.4% of the voting power (which percentages are calculated in accordance with Rule 13d-3(d)(1)). BA Capital currently holds 843,584 shares of Class A Common Stock, 849,275 shares of Class B Common Stock and options to purchase 11,782 shares of Class A Common Stock, 5,891 of which are currently exercisable or exercisable within 60 days. In addition, Mr. Sheridan holds, for the benefit of BA Capital, 31,851 restricted shares of Class A Common Stock and options to purchase 40,493 shares of Class A Common Stock, 20,247 of which are currently exercisable within 60 days. BA Capital beneficially owns 1,750,848 shares, or 1.5%, of the Class A Common Stock (determined in accordance with Rule 13d-3(d)(1)). BACI currently holds 821,568 shares of Class A Common Stock and 4,959,916 shares of Class B Common Stock. BACI beneficially owns 5,781,484 shares, or 4.7%, of the Class A Common Stock (determined in accordance with Rule 13d-3(d)(1)). No other Reporting Person directly holds any Common Stock of the Company or any rights to acquire any such common stock.

Except as may otherwise be required by Delaware corporate law, shares of Class A Common Stock, Class B Common Stock and Class C Common Stock vote together as a single class when such shares are entitled to vote. Shares of Class B Common Stock and Class C Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis. Shares of Class A Common Stock are entitled to one vote per share, shares of Class C Common Stock are entitled to ten votes per share and shares of Class B Common Stock have no voting rights, except in specified instances required by Delaware corporate law or by the Company’s third amended and restated certificate of incorporation.

The 843,584 shares of Class A Common Stock currently held by BA Capital and the 821,568 shares of Class A Common Stock currently held by BACI represent .71% and .69%, respectively, of the Company’s outstanding shares of Class A Common Stock. If (1) BA Capital were to (A) convert its 849,275 shares of Class B Common Stock into an equivalent number of shares of Class A Common Stock and (B) exercise its options to purchase 5,891 shares, which are currently exercisable or exercisable within 60 days, of Class A Common Stock, (2) the options to purchase 20,247 shares, which are currently exercisable or exercisable with 60 days, issued to Mr. Sheridan were exercised, and (3) BACI were to convert its 4,959,916 shares of Class B Common Stock into an equivalent number of shares of Class A Common Stock, then BA Capital and BACI would together beneficially own 7,532,332 shares of Class A Common Stock, representing 6.0% of the Company’s then outstanding shares of Class A Common Stock and 5.4% of the voting power.

The 7,532,332 shares of Class A Common Stock beneficially owned by BA Capital and BACI represent 5.7% of the Company’s outstanding shares of Class A Common Stock, Class B Common Stock and Class C Common Stock considered in the aggregate and 5.4% of the voting power (or, if the Class C Common Stock is entitled to one vote per share, 5.7% of the voting power).

As a result of the Stockholders Agreement described in Item 6 herein, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act, with other persons who own shares of the Company’s Class A Common Stock, or securities exercisable for or convertible into shares of Class A Common Stock, and are parties to the Stockholders Agreement. The aggregate number of shares of the Company’s Class A Common Stock that are held by the Reporting Persons and the other parties to the Stockholders Agreement, based on publicly available information, is 105,972,515, which would represent approximately 72.3% of the Company Class A Common Stock, on an as-exercised and as-converted basis. The share ownership reported for the Reporting Persons does not include any shares of the Company’s Class A Common Stock owned by the other parties to the Stockholders Agreement. All parties to the Stockholders Agreement have expressly stated therein that they do not intend for the Stockholders Agreement to be deemed to constitute the formation of a group, and the Reporting Persons expressly disclaim beneficial ownership of any shares owned by any other parties to the Stockholders Agreement.

Other than as set forth above with respect to the Reporting Persons, none of the shares of the Company’s Class A Common Stock or Class B Common Stock reported in this Item 5 are shares as to which any Reporting Person has a right to acquire that is exercisable within 60 days. None of the Reporting Persons beneficially owns any shares of Class A Common Stock or Class B Common Stock other than as set forth herein.

(ii) All information herein relating to the currently outstanding number of shares of the Company’s Class A Common Stock, Class B Common Stock and Class C Common Stock is derived from the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 22, 2011. Accordingly, the Reporting Persons have assumed for purposes of this Amendment No. 12 that there are 119,433,260 shares of Class A Common Stock outstanding, 12,439,667 shares of Class B Common Stock outstanding and 644,871 shares of Class C Common Stock outstanding, or a total of 132,517,798 shares of all classes of Common Stock outstanding.

(b) BA Capital has sole voting and dispositive power with respect to 1,750,848 shares of Class A Common Stock, which consists of 875,435 shares of Class A Common Stock, including the 31,851 shares of restricted Class A Common Stock held by Mr. Sheridan for the benefit of BA Capital, 849,275 shares of Class B Common Stock and options to purchase 26,138 shares of Class A Common Stock, which are currently exercisable or exercisable within 60 days, including 20,247 options to purchase shares of Class A Common Stock, which are held by Mr. Sheridan for the benefit of BA Capital. BACI has sole voting and dispositive power with respect to 5,781,484 shares of Class A Common Stock, which consists of 821,568 shares of Class A Common Stock and 4,959,916 shares of Class B Common Stock.

RE SBIC Management is the general partner of BA Capital. As a result of the limited partnership agreement of BA Capital, RE SBIC Management is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital.

RE Equity Management is the sole member of RE SBIC Management. As a result of the operating agreement for RE SBIC Management, RE Equity Management is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital.

RE Equity Management GP is the general partner of RE Equity Management. As a result of the limited partnership agreement for RE Equity Management, RE Equity Management GP is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital.

Capital Management SBIC is the general partner of BACI. As a result of the limited partnership agreement of BACI, Capital Management SBIC is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BACI.

Ridgemont Capital Management is the sole member of Capital Management SBIC. As a result of the operating agreement for Capital Management SBIC, Ridgemont Capital Management is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BACI.

REP GP is the general partner of Ridgemont Capital Management. As a result of the limited partnership agreement for Ridgemont Capital Management, REP GP is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BACI.

Mr. Hain is the managing member of both RE Equity Management GP and REP GP and as a result is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital and BACI. Mr. Hain disclaims such beneficial ownership. If Mr. Hain’s employment with Ridgemont Partners Management LLC or any of its affiliates ceases, Mr. Hain will cease to be the managing member of RE Equity Management GP and REP GP.

(c) None of the Reporting Persons and, to the knowledge of the Reporting Persons, no executive officer of director of any Reporting Person has had any transactions in the Class A Common Stock during the past 60 days.

(d) Except as set forth herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s Class A Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following prior to the last paragraph:

On September 16, 2011, the Company completed its previously announced acquisition of Citadel, resulting in Citadel becoming an indirect wholly-owned subsidiary of the Company. In connection with the Citadel acquisition and in order to pay a portion of the purchase price payable in the Citadel acquisition, the Company, among other things, completed the Equity Investment pursuant to an Amended and Restated Investment Agreement, dated as of April 22, 2011 (the “Investment Agreement”).

Pursuant to the terms and conditions of Investment Agreement and in connection with the closing of the Citadel acquisition and the Equity Investment, on September 16, 2011, BA Capital and BACI (together, the “BofA Stockholders”) entered into the Stockholders Agreement and the BofA Stockholders’ outstanding Voting Agreement with Blackstone, dated January 28, 2011, was terminated.

The Stockholders Agreement terminates on the first to occur of (i) the fifteenth anniversary of the date of the agreement, (ii) a Sale of the Company (as defined in the Stockholders Agreement), and (iii) the date on which both (a) the rights of the stockholders under the Stockholders Agreement to nominate individuals for election to the Company’s board of directors (the “Board”) or of Macquaire to designate a non-voting Board observer have terminated and (b) no stockholder that is a party to the Stockholders Agreement continues to be a Significant Stockholder (as defined below). In addition, the rights of each stockholder party to the Stockholder Agreement will terminate on the date on which such stockholder no longer beneficially owns any equity securities of the Company.

The Stockholders Agreement provides, among other things, for an increase in the size of the Company’s Board to seven members, and that the two vacancies on the Board created thereby would be filled by individuals designated by Crestview. In accordance with the Investment Agreement, Crestview has the right to designate two individuals for nomination to the Board, and each of the Dickeys, the BofA Stockholders and Blackstone has the right to designate one individual for nomination to the Board. Currently, Mr. Lewis W. Dickey, Jr. is the designee of the Dickeys, Mr. Robert H. Sheridan III is the designee of the BofA Stockholders and Mr. David M. Tolley is the designee of Blackstone. The Stockholders Agreement provides that the other two positions on the Board will be filled by the Company’s remaining two directors, both of whom are independent, or their successors, who shall meet applicable independence criteria. The Stockholders Agreement also provides that, for so long as Crestview is the Company’s largest stockholder, it will have the right to have one of its designees, who shall meet the definition of an independent director and who is elected to the Board, and is selected by it, appointed as the “lead director” of the Board. Further, the parties to the Stockholders Agreement (other than the Company) have agreed to support such directors (or others as may be designated by the relevant stockholders) as nominees to be presented to the Company’s stockholders for approval at subsequent stockholder meetings for the term set out in the Stockholders Agreement. Each stockholder party’s respective director nomination rights will generally survive for so long as it continues to own a specified percentage of the Company’s stock, subject to certain exceptions.

Subject to certain exceptions, the Stockholders Agreement provides that, until the seventh anniversary of the closing of the Equity Investment, any Company stockholder party to such agreement who, together with its controlled affiliates, beneficially owns 15% or more of the Company’s outstanding common stock (a “Significant Stockholder”), may not, directly or indirectly, acquire, agree to acquire or make a proposal to acquire beneficial ownership of any additional equity securities of the Company not owned by them immediately following the closing of the Equity Investment. The Stockholders Agreement also generally provides that, until the seventh anniversary of the closing of the Equity Investment, no Significant Stockholder will, or will permit any of its affiliates to, engage in any transaction or series of transactions that would constitute a going-private transaction of the Company, subject to certain exceptions. The Stockholders Agreement also provides that, subject to certain exceptions, no Significant Stockholder will transfer its Company common stock or warrants to acquire such stock to a person or group that is, to the Significant Stockholder’s knowledge, a specified competitor of the Company or that, following such transfer, would beneficently own greater than 10% of the Company’s common stock. The Stockholders Agreement contains significant restrictions on the transferability of Company securities held by Crestview for a period of eighteen months following the closing of the Equity Investment, subject to certain exceptions. In addition, pursuant to and during the term of the Stockholders Agreement, Crestview is restricted from exercising the warrants issued to it in connection with the Equity Investment or buying shares of the Company’s common stock if such exercise or purchase would cause Crestview to beneficially own more than 64,804,148 shares of the Company’s common stock.

In connection with entering into the Stockholders Agreement, all of the pre-existing stockholders agreements among the parties to the Stockholders Agreement or to which the Company was a party, including the Voting Agreement, dated as of June 30, 1998, the Shareholder Agreement, dated as of March 28, 2002, and the Voting Agreement and Consent, dated as of January 31, 2011, as to each of which certain of the Reporting Persons were parties, were terminated.

The foregoing summary of the Stockholders Agreement contained in this Item 6 is qualified in its entirety by reference to the Stockholders Agreement, filed herewith as Exhibit 99.2.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated September 29, 2011, by and among BA Capital, RE SBIC Management, RE Equity Management, RE Equity Management GP, Mr. Hain, BACI, Capital Management SBIC, Ridgemont Capital Management and REP GP (filed herewith).

Exhibit 99.2	Stockholders Agreement, dated as of September 16, 2011, among Cumulus Media Inc., BA Capital Company L.P., Banc of America Capital Investors SBIC, L.P., Blackstone FC Communications Partners L.P., Lewis W. Dickey, Jr., John W. Dickey, David W. Dickey, Michael W. Dickey, Lewis W. Dickey, Sr. and DBBC, L.L.C., Crestview Radio Investors, LLC, MIHI LLC, UBS Securities LLC, and any other person who becomes a party thereto pursuant to section 3.1 thereof (incorporated herein by reference to Exhibit 10.6 to the current report on Form 8-K filed by Cumulus Media Inc. with the Securities and Exchange Commission on September 22, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: September 29, 2011

BA CAPITAL COMPANY, L.P.
By:	RE SBIC Management, LLC, its general partner
	By:	RE Equity Management, L.P., its sole member
		By:	RE Equity Management GP, LLC, its general partner

			By:	/s/ J. Travis Hain
Name: J. Travis Hain Title: Managing Member

RE SBIC MANAGEMENT, LLC
By:	RE Equity Management, L.P., its sole member
	By:	RE Equity Management GP, LLC, its general partner

		By:	/s/ J. Travis Hain
Name: J. Travis Hain Title: Managing Member

RE EQUITY MANAGEMENT, L.P.
By:	RE Equity Management GP, LLC, its general partner

	By:	/s/ J. Travis Hain
Name: J. Travis Hain Title: Managing Member

RE EQUITY MANAGEMENT GP, LLC

By:	/s/ J. Travis Hain
Name: J. Travis Hain Title: Managing Member

J. TRAVIS HAIN

By:	/s/ J. Travis Hain
Name: J. Travis Hain

BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.
By:	Ridgemont Capital Management SBIC, LLC, its general partner
	By:	Ridgemont Capital Management, L.P., its sole member
		By:	REP I GP, LLC, its general partner

			By:	/s/ J. Travis Hain
Name: J. Travis Hain Title: Managing Member

RIDGEMONT CAPITAL MANAGEMENT SBIC, LLC
By:	Ridgemont Capital Management L.P., its sole member
	By:	REP I GP, LLC, its general partner

		By:	/s/ J. Travis Hain
Name: J. Travis Hain Title: Managing Member

RIDGEMONT CAPITAL MANAGEMENT, L.P.
By:	REP I GP, LLC, its general partner

	By:	/s/ J. Travis Hain
Name: J. Travis Hain Title: Managing Member

REP I GP, LLC

	By:	/s/ J. Travis Hain
Name: J. Travis Hain Title: Managing Member